No. 812-14838

U.S. SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SECOND AMENDED AND RESTATED APPLICATION FOR AN ORDER UNDER
SECTION 17(d) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1
UNDER THE 1940 ACT PERMITTING CERTAIN JOINT TRANSACTIONS
OTHERWISE PROHIBITED BY SECTION 17(d) AND RULE 17d-l
____________________
Thrivent Financial for Lutherans

Thrivent Asset Management, LLC

Thrivent Church Loan and Income Fund
625 Fourth Avenue South
 Minneapolis, Minnesota 55415
All Communications, Notices and Orders to: Michael Kremenak Thrivent Funds 625 Fourth Avenue South Minneapolis, Minnesota 55415 (612) 844-4198	Copies to: George J. Zornada K&L Gates LLP One Lincoln Street Boston, MA 02111 (617) 261-3231
June 22, 2018

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the Matter of: Thrivent Financial For Lutherans Thrivent Asset Management, LLC Thrivent Church Loan and Income Fund 625 Fourth Avenue South Minneapolis, Minnesota 55415 File No. 812-14838	) ) ) ) ) ) ) ) ) ) ) ) )
Second Amended and Restated Application for an Order under Section 17(d) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 Permitting Certain Joint Transactions Otherwise Prohibited by Section 17(d) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940.

I.	SUMMARY OF APPLICATION
The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) under Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1 thereunder, permitting certain joint transactions that otherwise may be prohibited by Sections 17(d) and Rule 17d-1:
●	Thrivent Financial for Lutherans, (“Thrivent Financial”);
●	Thrivent Asset Management, LLC, (“Thrivent Asset Management” and, together with Thrivent Financial, the “Existing Advisers”2); and
●	Thrivent Church Loan and Income Fund (“Regulated Fund” and, together with the Existing Advisers, the “Applicants”).
The relief requested in this application (the “Application”) would allow one or more Regulated Funds3 and/or one or more Affiliated Accounts4 to (A) participate in the same

1 Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
2 “Advisers” means (a) the Existing Advisers; and (b) any future investment adviser that controls, is controlled by, or is under common control with the Existing Advisers and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).
3 “Regulated Fund” refers to the Thrivent Church Loan and Income Fund and any Future Regulated Fund.  “Future Regulated Fund” means any closed-end management investment company formed in the future that is registered under the 1940 Act and is advised by an Adviser.

investment opportunities through a proposed co-investment program where such participation would otherwise be prohibited under Section 17(d) of the 1940 Act, and (B) make additional investments in securities of such issuers (“Follow-On Investments”), including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers. For purposes of this Application, a “Co-Investment Transaction” shall mean any transaction in which any of the Regulated Funds (or their Wholly-Owned Investment Subsidiaries, as defined below) participate together with one or more other Regulated Funds and/or Affiliated Accounts in reliance on the Order, and a “Potential Co-Investment Transaction” shall mean any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Subsidiaries) could not participate together with one or more other Regulated Funds and/or one or more Affiliated Accounts without obtaining and relying on the Order.  References to “security” or “securities” in this Application includes, among other things, Church Loans (defined below).
A Regulated Fund may, from time to time, form one or more Wholly-Owned Investment Subsidiaries.5 Such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any Affiliated Account or another Regulated Fund because it would be a company controlled by the Regulated Fund for purposes of Rule 17d-1 under the 1940 Act. Applicants request that each Wholly-Owned Investment Subsidiary be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Fund and that the Wholly-Owned Investment Subsidiary’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Subsidiary would have no purpose other than serving as a holding vehicle for the Regulated Fund’s investments and, therefore, no conflicts of interest could arise between the Regulated Fund and the Wholly-Owned Investment Subsidiary. The board of trustees (the “Board”)6 of such Regulated Fund would make all relevant determinations under the Conditions (defined below) with regard to a Wholly-

4 “Affiliated Account” means any Proprietary Accounts and Affiliated Funds.  “Proprietary Account” means the Existing Proprietary Account and any Future Proprietary Accounts.  “Existing Proprietary Account” means the general account of Thrivent Financial.  “Future Proprietary Account” means any direct or indirect, wholly- or majority-owned subsidiary of the Advisers that is formed in the future and, from time to time, may hold various financial assets in a principal capacity and intends to invest in the co-investment program.
“Affiliated Fund” means any investment fund that would be an “investment company” but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, is formed in the future, and is advised by the Advisers. No Affiliated Fund is or will be a subsidiary of a Regulated Fund.
5 “Wholly-Owned Investment Subsidiary” means any entity: (i) that is wholly-owned by a Regulated Fund (with such Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of such Regulated Fund; (iii) with respect to which the board of trustees of such Regulated Fund has the sole authority to make all determinations with respect to the entity’s participation under the Conditions of this Application; and (iv) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the 1940 Act.  All subsidiaries participating in Co-Investment Transactions will be Wholly-Owned Investment Subsidiaries and will have Objectives and Strategies (as defined below) that are either the same as, or a subset of, their parent Regulated Fund’s Objectives and Strategies.
6 The term “Board” refers to the board of directors or trustees of any Regulated Fund.

Owned Investment Subsidiary’s participation in a Co-Investment Transaction, and the Regulated Fund’s Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Subsidiary in the Regulated Fund’s place. If the Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subsidiaries, the Board of the Regulated Fund will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Subsidiary.
Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.7
All existing entities that currently intend to rely on the Order have been named as Applicants and any entities that may rely on the Order in the future will comply with its terms and conditions.
II.	GENERAL DESCRIPTION OF APPLICANTS
A.	Thrivent Financial
Thrivent Financial is organized and operates as a “fraternal benefit society” as defined under the laws of the state of Wisconsin.8  Thrivent Financial is an integrated, not-for-profit, Christian membership organization that provides a broad range of financial products and services.  Thrivent Financial’s mission strives to connect the values of faith with wise financial decision making.  Thrivent Financial and its affiliates’ offerings include life insurance, annuities, investment companies, brokerage, and tailored guidance from financial representatives.  Thrivent Financial had approximately $99 billion in assets under management as of December 31, 2017.  Thrivent Financial is also registered as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”).

Thrivent Financial, among other investments, invests in loans to support church long-term financing, which includes construction and building related activities (“Church Loans”).  These Church Loans are made by Thrivent Financial from a portion of its general account (the “Existing Proprietary Account” as defined in this Application).  Thrivent Financial manages the Existing Proprietary Account. Thrivent Financial has invested in Church Loans for over 100 years.

Thrivent Financial’s principal place of business is 625 Fourth Avenue, South Minneapolis, Minnesota 55415.

7 See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000), and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).
8 Thrivent Financial is not an investment company because it does not meet the definition of investment company in Section 3(a)(1) of the 1940 Act.

B.	Thrivent Asset Management
Thrivent Asset Management is a limited liability company organized under the laws of Delaware and is registered as an investment adviser under the Advisers Act.  Thrivent Asset Management is a wholly owned indirect subsidiary of Thrivent Financial and had approximately $21.6 billion in assets under management as of December 31, 2017.  It has its principal place of business at 625 Fourth Avenue, South Minneapolis, Minnesota 55415.

C.	Thrivent Church Loan and Income Fund
The Advisers have formed the Thrivent Church Loan and Income Fund (the “Church Loan Fund”).  The Church Loan Fund is organized as a Delaware Statutory Trust. The Church Loan Fund will be registered as a non-diversified, closed-end management investment company under the 1940 Act. The Church Loan Fund will rely on Rule 23c-3 under the 1940 Act and operate as an interval fund.  The Church Loan Fund expects to have a policy of investing, under normal market conditions, at least 80% of its assets in Church Loans and other fixed income securities.  The investment objective of the Church Loan Fund will be to seek to produce income.  The Church Loan Fund’s principal place of business is 625 Fourth Avenue South, Minneapolis, Minnesota 55415.  Thrivent Asset Management will serve as the investment adviser of the Church Loan Fund.
It is anticipated that the Church Loan Fund will co-invest with the Proprietary Accounts to a significant degree.  Based on Thrivent Financial’s longstanding investment in Church Loans, co-investments in such loans provide access for the Church Loan Fund to opportunities that otherwise would be difficult if not impossible to achieve.  Co-investments would allow participation by the Church Loan Fund in the same Church Loan investment opportunities as the Proprietary Accounts.
Membership of the Church Loan Fund’s Board will comply in all respects with the requirements of the 1940 Act, including with respect to those trustees who are not “interested persons” within the meaning of Section 2(a)(19) (the “Independent Trustees”).9
No Independent Trustee of any Regulated Fund will have a direct or indirect financial interest in any Co-Investment Transaction (other than indirectly through share ownership in one of the Regulated Funds), including any interest in any issuer whose securities would be acquired in a Co-Investment Transaction.  The Church Loan Fund anticipates that it will have five trustees, four of whom will not be “interested persons” as that term is defined in Section 2(a)(19) of the 1940 Act.
III.	ORDER REQUESTED
The Applicants request the Order of the Commission under Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), one or more Regulated Funds to be able to participate in

9 The term “Independent Trustees” refers to the directors or trustees of any Regulated Entity who are not “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act.

Co-Investment Transactions with one or more other Regulated Funds and/or one or more Affiliated Accounts.
The Regulated Fund and Affiliated Accounts seek relief to invest in Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act. This Application seeks relief in order to (i) enable the Regulated Fund and Affiliated Accounts to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Fund and the Affiliated Accounts to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.
A.	Section 17(d)
Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such other participant. Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.
Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9), a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser controls the fund that it advises, absent compelling evidence to the contrary.10  One or more of the Advisers will be the investment adviser to a Regulated Fund.  In addition, an Adviser is or will be the investment adviser of each Affiliated Account.  Regulated Funds and Affiliated Accounts may be deemed to be under common control and thus affiliated persons of each other under Section 2(a)(3)(C) of the 1940 Act.  As a result, these relationships may cause each

10 See, e.g., In re Investment Company Mergers, SEC Rel. No. IC-25259 (Nov. 8, 2001); In re Steadman Security Corp., 46 S.E.C. 896, 920 n.81 (1977) (“[T]he investment adviser almost always controls the fund. Only in the very rare case where the adviser’s role is simply that of advising others who may or may not elect to be guided by his advice…can the adviser realistically be deemed not in control.”).

Regulated Fund and each Affiliated Account participating in the Co-Investment Transactions to be subject to Section 17(d), and thus subject to the provisions of Rule 17d-1.
B.	Rule 17d-1
Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.
Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.
The Commission has stated that Section 17(d), upon which Rule 17d-1 is based, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching. See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed.Sec.L.Rep., Extra Edition (May 29, 1992) at 448, et seq. The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d) ... is to prevent...injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.” Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).
Applicants believe that the Conditions of this Application would ensure that the conflicts of interest that Section 17(d) was designed to prevent would be addressed and the standards for an order under Rule 17d-1 are met.
C.	Protection Provided by the Proposed Conditions
Applicants believe that the proposed Conditions, as discussed more fully in Section III.D of this Application, will ensure the protection of investors in a Regulated Fund and compliance with the purposes and policies of the 1940 Act with respect to the Co-Investment Transactions. In particular, the Conditions, as outlined below, would ensure that a Regulated Fund would only invest in investments that are appropriate to the interests of investors and the investment needs and abilities of that Regulated Fund. In addition, a Regulated Fund would be able to invest on equal footing with each other Regulated Fund and/or one or more Affiliated Accounts, including identical terms, conditions, price, class of securities purchased, settlement date and registration rights. A Regulated Fund would have the ability to engage in Follow-On Investments in a fair manner consistent with the protections of the other Conditions. Each Regulated Fund would have the ability to participate on a proportionate basis, at the same price and on the same terms and conditions in any sale of a security purchased in a Co-Investment Transaction. Fees and expenses of Co-Investment Transactions would be borne by the Advisers, or shared pro rata among the Regulated Funds and Affiliated Accounts who participate in the Co-Investment Transactions. The Conditions would also prevent a Regulated Fund from investing in any issuer in which another Regulated Fund, Affiliated Account, or any affiliated person thereof, is an existing investor, which eliminates the possibility of a Regulated Fund being forced to invest in a manner that would benefit an affiliated person’s existing investment. Also, sufficient records of the transactions would be maintained to permit the examination staff of the Commission to monitor compliance with the terms of the requested order.
The Conditions impose a variety of duties on the Advisers with respect to Co-Investment Transactions and Potential Co-Investment Transactions by a Regulated Fund. These duties include determinations regarding investment appropriateness, the appropriate level of investment, and the provision of information to the Board of any Regulated Fund. In addition, when considering Potential Co-Investment Transactions for any Regulated Fund, the relevant Adviser will consider only the Objectives and Strategies,11 investment policies, investment positions, capital available for investment, and other pertinent factors applicable to that Regulated Fund. The participation of a Regulated Fund in a Potential Co-Investment Transaction may only be approved by both a majority of the trustees of the Board who have no financial interest in such transaction, plan, or arrangement and a majority of such trustees of the Board who are Independent Trustees (a “Required Majority”) eligible to vote on that Co-Investment Transaction (the “Eligible Trustees”).
The amount of each Regulated Fund’s capital available for investment will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Board of the applicable Regulated Fund or imposed by applicable laws, rules, regulations or interpretations. Likewise, an Affiliated Account’s capital available for investment will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Affiliated Account’s directors, trustees, general partners or adviser or imposed by applicable laws, rules, regulations or interpretations.
In sum, the Applicants believe that the proposed Conditions would ensure that each Regulated Fund that participated in a Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants. As a result, the Applicants believe that the participation of the Regulated Fund in Co-Investment Transactions done in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the 1940 Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

11 The term “Objectives and Strategies” means a Regulated Fund’s investment objectives and strategies as described in the Regulated Fund’s registration statement on Form N-2, other filings the Regulated Fund has made with the Commission under the Securities Act of 1933, the Securities Exchange Act of 1934 or the 1940 Act, and the Regulated Fund’s reports to investors.

With respect to each Wholly-Owned Investment Subsidiary, if any, such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any Affiliated Account or Regulated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act. Applicants request that each Wholly-Owned Investment Subsidiary be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Fund and that the Wholly-Owned Investment Subsidiary’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Subsidiary would have no purpose other than serving as a holding vehicle for the Regulated Fund’s investments and, therefore, no conflicts of interest could arise between the Regulated Fund and the Wholly-Owned Investment Subsidiary. The Regulated Fund’s Board would make all relevant determinations under the Conditions with regard to a Wholly-Owned Investment Subsidiary’s participation in a Co-Investment Transaction, and the Regulated Fund’s Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Subsidiary in the Regulated Fund’s place. If the Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subsidiaries, the Board will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Subsidiary.
If an Adviser or its principals, or any person controlling, controlled by, or under common control with an Adviser or its principals, and the Affiliated Accounts (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the “Shares”), then the Holders will vote such Shares as required under Condition 16.
Applicants believe that this Condition will ensure that the Independent Trustees will act independently in evaluating the co-investment program, because the ability of an Adviser or the principals to influence the Independent Trustees by a suggestion, explicit or implied, that the Independent Trustees can be removed will be limited significantly. The Independent Trustees shall evaluate and approve any such independent third party, taking into account its qualifications, reputation for independence, cost to the investors, and other factors that they deem relevant.
D.	Conditions
Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:
1.
Each time an Adviser considers a Potential Co-Investment Transaction for another Regulated Fund or an Affiliated Account that falls within a Regulated Fund’s then-current Objectives and Strategies, the Regulated Fund’s Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2.
(a) If the Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, the Adviser will then determine an appropriate level of investment for the Regulated Fund.

(b) If the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Potential Co-Investment Transaction together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Accounts, collectively, in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each participant’s capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each.  The applicable Adviser will provide the Eligible Trustees of each participating Regulated Fund with information concerning each participating party’s available capital to assist the Eligible Trustees with their review of the Regulated Fund’s investments for compliance with these allocation procedures.
(c) After making the determinations required in Conditions 1 and 2(a), the applicable Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each Regulated Fund and each Affiliated Account) to the Eligible Trustees of each participating Regulated Fund for their consideration. A Regulated Fund will co-invest with another Regulated Fund or an Affiliated Account only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:
i.
the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its investors and do not involve overreaching in respect of the Regulated Fund or its investors on the part of any person concerned;

ii.	the Potential Co-Investment Transaction is consistent with:
(A) the interests of the Regulated Fund’s investors; and
(B) the Regulated Fund’s then-current Objectives and Strategies;
iii.
the investment by any other Regulated Funds or any Affiliated Accounts would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from or less advantageous than that of any other Regulated Funds or any Affiliated Accounts; provided that, if any other Regulated Fund or any Affiliated Account, but not the Regulated Fund itself gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if:

(A) the Eligible Trustees will have the right to ratify the selection of such director or board observer, if any; and

(B) the applicable Adviser agrees to, and does, provide periodic reports to the Board of the Regulated Fund with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and
(C) any fees or other compensation that any Regulated Fund or any Affiliated Account or any affiliated person of any Regulated Fund or any Affiliated Account receives in connection with the right of a Regulated Fund or an Affiliated Account to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Accounts (who may each, in turn, share its portion with its affiliated persons) and the participating Regulated Funds in accordance with the amount of each party’s investment; and
iv.
the proposed investment by the Regulated Fund will not benefit any Adviser, the other Regulated Funds, the Affiliated Accounts, or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 13, (B) to the extent permitted by Sections 17(e) of the 1940 Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(C).

3.	Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.
4.
The applicable Adviser will present to the Board of each Regulated Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or Affiliated Accounts during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies that were not made available to the Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated Fund.  All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Securities and Exchange Commission and its staff.

5.
Except for Follow-On Investments made in accordance with Condition 8,[12] a Regulated Fund will not invest in reliance on the Order in any issuer in which another Regulated Fund, Affiliated Account, or any affiliated person of another Regulated Fund or Affiliated Account is an existing investor.

6.	A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date and

12 This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

registration rights, will be the same for each participating Regulated Fund and Affiliated Account.  The grant to another Regulated Fund or Affiliated Account, but not the Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 6, if Conditions 2(c)(iii)(A), (B) and (C) are met.

7.
(a)       If any Regulated Fund or an Affiliated Account elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Adviser will:

	i.	notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

	ii.	formulate a recommendation as to participation by each Regulated Fund in the disposition.

(b)       Each Regulated Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Regulated Funds and Affiliated Accounts.

(c)        A Regulated Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Account in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in the Application); and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this condition.  In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Regulated Fund’s Eligible Trustees, and the Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

(d) Each Regulated Fund and each Affiliated Account will bear its own expenses in connection with any such disposition.

8.
(a)         If a Regulated Fund or an Affiliated Account desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Adviser will:

	i.	notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

	ii.	formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Fund.

(b)       A Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Account in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in the Application).  In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Trustees, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

	(c)	If, with respect to any Follow-On Investment:

	i.	the amount of a Follow-On Investment is not based on the Regulated Funds’ and the Affiliated Accounts’ outstanding investments immediately preceding the Follow-On Investment; and

ii.
the aggregate amount recommended by the Adviser to be invested by each Regulated Fund in the Follow-On Investment, together with the amount proposed to be invested by the participating Affiliated Accounts in the same transaction, exceeds the amount of the opportunity;

then the amount invested by each such party will be allocated among them pro rata based on each party’s capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each.

(d)        The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in the Application.

9.
The Independent Trustees of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds and the Affiliated Accounts that the Regulated Fund considered but declined to participate in, so that the Independent Trustees may determine whether all investments made during the preceding quarter, including those investments which the Regulated Fund considered but declined to participate in, comply with the conditions of the Order.  In addition, the Independent Trustees will consider at least annually the continued appropriateness for the Regulated Fund of participating in new and existing Co-Investment Transactions.

10.
Each Regulated Fund will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the Regulated Funds were a business development company (as defined in Section 2(a)(48) of the 1940 Act) and each of the investments permitted under these Conditions were approved by the Required Majority under Section 57(f) of the 1940 Act.

11.
No Independent Trustee of a Regulated Fund will also be a director, trustee, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act), of an Affiliated Account.

12.
The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act of 1933) will, to the extent not payable by an Adviser under the investment advisory agreements with the Regulated Funds and the Affiliated Accounts be shared by the Affiliated Accounts and the Regulated Funds in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13.
Any transaction fee[13] (including break-up or commitment fees but excluding broker’s fees contemplated by section 17(e) of the 1940 Act, as applicable), received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Funds and Affiliated Accounts on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction.  If any transaction fee is to be held by the Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Funds and Affiliated Accounts based on the amounts they invest in such Co-Investment Transaction.  None of the Affiliated Accounts, the Advisers, the other Regulated Funds or any affiliated person of the Regulated Funds or Affiliated Accounts will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Funds and the Affiliated Accounts, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(C);  and (b) in the case of the Advisers, investment advisory fees paid in accordance with the agreements between the Advisers and the Regulated Funds or the Affiliated Accounts).

14.
The Proprietary Accounts will not be permitted to invest in a Potential Co-Investment Transaction except to the extent the demand from the Regulated Funds and the other Affiliated Accounts is less than the total investment opportunity.

15.
The Advisers will each maintain policies and procedures reasonably designed to ensure compliance with the foregoing Conditions. These policies and procedures will require, among other things, that the applicable Adviser will be notified of all Potential Co-Investment Transactions that fall within a Regulated Fund’s then-current Objectives and Strategies and will be given sufficient information to make its independent determination and recommendations under Conditions 1, 2(a), 7 and 8.

16.	If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Fund, then the Holders will vote such Shares as directed by an independent third party

13 Applicants are not requesting and the staff is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

when voting on (1) the election of trustees; (2) the removal of one or more trustees; or (3) all other matters under either the 1940 Act or applicable State law affecting the Board’s composition, size or manner of election.

17.
Each Regulated Fund’s chief compliance officer, as defined in Rule 38a-1(a)(4) under the 1940 Act, will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Fund’s compliance with the terms and Conditions of the Application and the procedures established to achieve such compliance.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED
Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the investors thereof and (ii) the protections found in the Conditions set forth in this Application.
A.	Potential Benefits
In the absence of the relief sought hereby, in some circumstances, the Regulated Funds may be limited in their ability to participate in attractive and appropriate investment opportunities. For example, because Church Loans are private investments and may in many instances be negotiated, the Applicants cannot rely upon existing no-action relief provided by the staff of the U.S. Securities and Exchange Commission Division of Investment Management which might otherwise permit certain co-investments under Section 17(d).14   Section 17(d) and Rule 17d-1 of the 1940 Act should not prevent registered investment companies from making investments that are in the best interests of their investors.
In cases where an Adviser identifies investment opportunities requiring larger capital commitments, it must seek the participation of other entities with similar investment styles. The ability to participate in Co-Investment Transactions that involve committing larger amounts of financing would enable each Regulated Fund to participate with one or more of the Affiliated Accounts and the other Regulated Funds in larger financing commitments, which would, in turn, be expected to obtain more favorable terms, expand investment opportunities and provide better access to due diligence information for the Regulated Funds. Indeed, each Regulated Fund’s inability to co-invest with one or more of the Affiliated Accounts and the other Regulated Funds could potentially result in the loss of beneficial investment opportunities for such Regulated Fund and, in turn, adversely affect such Regulated Fund’s investors. The Advisers expect that any portfolio company that is an appropriate investment for a Regulated Fund should also be an appropriate investment for one or more other Regulated Funds and/or one or more Affiliated Accounts, with certain exceptions based on available capital or diversification. The Regulated Funds, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.
Each Regulated Fund and its investors will benefit from the ability to participate in Co-Investment Transactions. The Board of each Regulated Fund, including the Independent

14 See Note 7, above.

Trustees, has determined or will determine that it is in the best interests of the Regulated Funds to have the ability to participate in Co-Investment Transactions because, among other matters: (i) a Regulated Fund may be able to participate in a larger number and greater variety of transactions; (ii) a Regulated Fund may be able to participate in larger transactions; (iii) a Regulated Fund will be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds and/or Affiliated Accounts; (iv) any Regulated Funds and/or Affiliated Accounts participating in the proposed investment may have greater bargaining power and more potential control over the investment, each of which could result in terms that are more favorable for the participating Regulated Funds and/or Affiliated Accounts; (v) a Regulated Fund may obtain greater attention from the sponsors and other management of potential investments; and (vi) the general terms and conditions of the proposed Order are fair to the Regulated Funds and/or Affiliated Accounts and their investors. For these reasons, the Boards of the Regulated Funds have determined or will determine that it is proper and desirable for the Regulated Funds to have the ability to participate in Co-Investment Transactions with other Regulated Funds and one or more Affiliated Accounts.
B.	Protective Representations and Conditions
The Conditions set forth in this Application ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the 1940 Act. Specifically, the Conditions incorporate the following critical protections: (i) in each Co-Investment Transaction, all Regulated Funds and Affiliated Accounts participating in the Co-Investment Transactions will invest at the same time for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.
Other than pro rata dispositions and Follow-On Investments as provided in Conditions 7 and 8, and after making the determinations required in Conditions 1 and 2(a), the applicable Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Trustees, and the Required Majority will approve each Co-Investment Transaction prior to any investment by the participating Regulated Fund. With respect to the pro rata dispositions and Follow-On Investments provided in Conditions 7 and 8, a Regulated Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Fund and each Affiliated Account in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Fund has approved that Regulated Fund’s participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Fund. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Regulated Fund’s Eligible Trustees. The Board of any Regulated Fund may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Trustees.

Applicants believe that participation by the Regulated Funds in pro rata dispositions and Follow-On Investments, as provided in Conditions 7 and 8, is consistent with the provisions, policies and purposes of the 1940 Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata dispositions and Follow-On Investments, eliminates the discretionary ability to make allocation determinations, and in turn eliminates the possibility for overreaching and promotes fairness. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the call and redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.
The foregoing analysis applies equally where a Wholly-Owned Investment Subsidiary is involved in a Co-Investment Transaction as each Wholly-Owned Investment Subsidiary will be treated as one company with its parent for purposes of this Application.
V.	PRECEDENTS
The Commission previously has issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to co-invest in certain joint transactions that otherwise may be prohibited by Section 17(d) and Rule 17d-1 of the 1940 Act.15
VI.	PROCEDURAL MATTERS
Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants state that their address is as indicated on the cover page of this Application.  The Applicants further state that all written communications concerning this Application should be directed to the address set forth on the cover page.  The Applicants request that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without a hearing being held.
Pursuant to Rule 0-2(c)(1) under the 1940 Act, the Applicants state that under the provisions of the Applicants’ governing instruments, the responsibility for the management of their affairs and business is vested in their officers or other governing body, as applicable.  The Applicants represent that the undersigned individuals are authorized to file this Application in their name and on their behalf.
For the foregoing reasons, the Applicants request that the Commission enter an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act granting the Applicants the relief sought by this Application.

15 See, e.g., Triloma EIG Global Energy Fund, et al. (File No. 812-14429), Release No. IC-32132 (May 31, 2016) (order), Release No. IC-32106 (May 5, 2016) (notice); Crescent Capital BDC Inc., et al. (File No. 812-14454), Release No. IC-32056 (Mar. 29, 2016) (order), Release No. IC-32018 (Mar. 2, 2016) (notice); Business Development Corporation of America, et al. (File No. 812-14368), Release No. IC-31738 (Aug. 5, 2015) (order), Release No. IC-31598 (May 11, 2015) (notice); Garrison Capital Inc., et al. (File No. 812-14097), Release No. IC-31409 (Jan. 12, 2015) (order), Release No. IC-31373 (Dec. 15, 2014) (notice); TPG Specialty Lending, Inc., et al., (File No. 812-13980), Release No. IC-31379 (Dec. 16, 2014) (order), Release No. IC-31338 (Nov. 18, 2014) (notice); Monroe Capital Corporation, et al., (File No. 812-14028), Release No. IC-31286 (Oct. 15, 2014) (order), Release No. IC-31253 (Sept. 19, 2014) (notice).

The Applicants named below have each caused this Application to be duly signed on their behalf on the 22nd day of June, 2018.  The certification required by Rule 0-2(c)(1) under the 1940 Act is attached as Exhibit A of this Application and the verification required by Rule 0-2(d) under the 1940 Act is attached as Exhibit B of this Application.
Thrivent Financial for Lutherans

By:	/s/ David S. Royal
Name:	David S. Royal
Title:	Chief Investment Officer

Thrivent Asset Management, LLC

By:	/s/ David S. Royal
Name:	David S. Royal
Title:	President

Thrivent Church Loan and Income Fund

By:	/s/ David S. Royal
Name:	David S. Royal
Title:	Organizational Trustee

Exhibit A-1
Authorization
Officer’s Certificate
The undersigned, being a duly appointed officer of Thrivent Financial for Lutherans, does hereby certify that this Application is signed by David S. Royal, Chief Investment Officer of Thrivent Financial for Lutherans, pursuant to the general authority vested in him as such under his appointment as Chief Investment Officer of Thrivent Financial for Lutherans.
IN WITNESS WHEREOF, I have set my hand this 22nd of June, 2018.
Thrivent Financial for Lutherans

By:	/s/ David S. Royal
David S. Royal

Chief Investment Officer

Exhibit A-2
Authorization
Officer’s Certificate
The undersigned, being a duly appointed officer of Thrivent Asset Management, LLC, does hereby certify that this Application is signed by David S. Royal, President of Thrivent Asset Management, LLC, pursuant to the general authority vested in him as such under his appointment as President of Thrivent Asset Management, LLC.
IN WITNESS WHEREOF, I have set my hand this 22nd of June, 2018.
Thrivent Asset Management, LLC

By:	/s/ David S. Royal
David S. Royal

President

Exhibit A-3
Authorization
Officer’s Certificate
The undersigned, being a duly appointed officer of Thrivent Church Loan and Income Fund, does hereby certify that this Application is signed by David S. Royal, Organizational Trustee of Thrivent Church Loan and Income Fund, pursuant to the general authority vested in him as such under his appointment as Organizational Trustee of Thrivent Church Loan and Income Fund.
IN WITNESS WHEREOF, I have set my hand this 22nd of June, 2018.
Thrivent Church Loan and Income Fund

By:	/s/ David S. Royal
David S. Royal

Organizational Trustee

Exhibit B-1
VERIFICATION
The undersigned states that he has duly executed the attached Application for and on behalf of Thrivent Financial for Lutherans, that he is the Chief Investment Officer of Thrivent Financial for Lutherans, and that all actions necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that he is familiar with the Application and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.
By:	/s/ David S. Royal
Name:	David S. Royal
Title:	Chief Investment Officer
Date:	June 22, 2018

Exhibit B-2

VERIFICATION
The undersigned states that he has duly executed the attached Application for and on behalf of Thrivent Asset Management, LLC, that he is the President of Thrivent Asset Management, LLC, and that all actions necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that he is familiar with the Application and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.
By:	/s/ David S. Royal
Name:	David S. Royal
Title:	President
Date:	June 22, 2018

Exhibit B-3
VERIFICATION
The undersigned states that he has duly executed the attached Application for and on behalf of Thrivent Church Loan and Income Fund, that he is the Organizational Trustee of Thrivent Church Loan and Income Fund, and that all actions necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that he is familiar with the Application and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.
By:	/s/ David S. Royal
Name:	David S. Royal
Title:	Organizational Trustee
Date:	June 22, 2018